Exhibit 99.1

February 16, 2023

The Manager- Listing

BSE Limited

(BSE: 507685)

The Manager- Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Change in composition of the Nomination & Remuneration Committee

The Board of Directors of the Company have approved the appointment of Ms. Tulsi Naidu, Independent Director, as a member of the Nomination & Remuneration Committee (which also acts as Corporate Social Responsibility Committee), with effect from April 1, 2023. The details of the re-constituted committee are given below:

1)	Ms. Ireena Vittal, Chairperson

2)	Mr. Patrick Dupuis, Member

3)	Mr. Deepak M. Satwalekar, Member

4)	Ms. Tulsi Naidu, Member (Effective April 1, 2023)

This is for your information and records.

Thanking you.

For Wipro Limited

M Sanaulla Khan

Company Secretary